Exhibit 8.1

List of Subsidiaries of Yalla Group Limited (as of December 31, 2020)

Subsidiaries	Jurisdiction of Incorporation
FYXTECH YALLA LIMITED	British Virgin Islands

FYXTECH Group Limited	British Virgin Islands

Yalla Technology FZ-LLC	United Arab Emirates

FYXTECH HK Limited	Hong Kong

WAHA HK Limited	Hong Kong

Hangzhou Yale Technology Co., Ltd. (杭州雅乐互动科技有限公司)	PRC

Shenzhen Moov Technology Co., Ltd. (深圳木五科技有限公司)	PRC

Beijing Beilu Technology Co., Ltd. (北京贝鲁科技有限公司)	PRC